Exhibit 99.2

NextSource Materials Inc.

Consolidated Financial Statements

For the years ended June 30, 2020 and June 30, 2019

Expressed in US Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NextSource Materials Inc.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NextSource Materials Inc. (the Company) as of June 30, 2020 and 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three year period ended June 30, 2020 and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2020 and 2019, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered accumulated deficit, recurring net losses and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants Licensed Public Accountants
We have served as the Company’s auditor since 2012.

Mississauga, Ontario

September 22, 2020

NextSource Materials Inc.
Consolidated Statements of Financial Position

Expressed in US Dollars
	June 30,	June 30,
	2020	2019
Assets

Current Assets:
Cash and cash equivalents (note 4)	$222,305	$529,331
Amounts receivable	7,539	33,640
Prepaid expenses (note 16)	25,484	50,432
Total Current Assets	255,328	613,403

Plant and Equipment (Note 7)	18,111	-
Total Assets	$273,439	$613,403

Liabilities

Current Liabilities:
Accounts payable (note 16)	$323,876	$109,020
Accrued liabilities (note 16)	370,449	654,999
Share subscriptions (note 19)	68,411	-
Short term debt (note 17)	22,115	-
Provision (note 13)	174,418	180,652
Fair value of warrant liability (note 12)	208,768	334,618
Current portion of lease obligations (note 8)	5,339	-
Total Current Liabilities	1,173,376	1,279,289

Lease obligations (note 8)	10,679	-
Total Liabilities	1,184,055	1,279,289

Shareholders’ Deficit
Share capital (note 9)	103,901,775	103,172,066
Accumulated deficit	(104,933,066)	(103,955,431)
Accumulated other comprehensive income	120,675	117,479

Total Shareholders’ Deficit	(910,616)	(665,886)

Total Liabilities and Shareholders’ Deficit	$273,439	$613,403

The accompanying notes are an integral part of these consolidated financial statements.

Nature of Operations and Going Concern (note 1)
Mineral Exploration Properties (note 3)
Subsequent Events (note 19)

NextSource Materials Inc.
Consolidated Statements of Operations and Comprehensive Loss

Expressed in US Dollars
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019 (note 2)	June 30, 2018 (note 2)

Revenues	$-	$-	$-

Expenses and other income
Exploration and evaluation expenses (notes 3, 4, 5)	160,064	238,758	371,755
Payroll and benefits (note 16)	436,337	459,553	458,932
Management fees (note 16)	331,682	368,345	381,713
Professional and legal fees (note 6)	124,741	351,077	542,280
Consulting fees	91,671	852,049	522,341
Public filing expenses	72,137	87,093	105,461
Travel expenses	54,456	153,001	174,011
Investor relation expenses	22,993	49,711	86,946
Insurance expenses	22,624	18,315	12,491
Rent expenses	19,111	34,303	23,686
Information technology expenses	9,695	8,000	18,947
Telecommunications	2,952	1,301	1
General and administrative expenses	6,677	11,748	5,639
Bank fees	4,313	3,655	5,300
Amortization of plant and equipment	6,053	-	-
Foreign currency translation (gain) loss	3,552	(4,565)	104,387
Interest expense	2,098	-	-
Foreign taxes	772	-	-
Government assistance (note 17)	(7,353)	-	-
Change in value of warrant liability (note 12)	(386,940)	(73,532)	-
Share based compensation	-	651,692	-
Impairment (note 7)	-	-	27,805
Reversal of impairment of amount receivable	-	-	(45,132)
Part XII.6 taxes (note 13)	-	-	(11,741)
Net loss for the year	(977,635)	(3,210,504)	(2,784,822)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	3,196	41,713	75,766
Net loss and comprehensive loss for the year	(974,439)	(3,168,791)	(2,709,056)
Weighted-average common shares,	527,206,058	493,586,450	468,252,639
- basic and diluted
Net loss per common shares,	(0.00)	(0.01)	(0.01)
- basic and diluted

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Consolidated Statements of Cash Flows

Expressed in US Dollars
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018

Cash flows from operating activities

Net loss for the year	$(977,635)	$(3,210,504)	$(2,784,822)

Items not affecting cash:
Amortization and impairment	6,053	-	27,805
Change in value of warrant derivative liability	(386,940)	(73,532)	-
Change in value of lease liability	(3,337)	-	-
Government assistance	(7,373)	-	-
Shared based compensation	-	651,692	-

Change in working capital balances:
Decrease (increase) in amounts receivable and prepaid expenses	51,049	(28,291)	22,756
(Decrease) increase in accounts payable and accrued liabilities	(69,693)	425,320	111,311
Decrease in provision	(6,234)	-	(2,231)
Increase in share subscriptions	68,411	-	-

Net cash used in operating activities	(1,325,698)	(2,235,315)	(2,625,181)

Cash flows from financing activities

Proceeds from short term debt	29,486	-	-
Lease liability principal payment	(4,810)	-	-
Proceeds from issuance of common shares	998,620	2,444,015	-
Proceeds from exercise of warrants	-	-	923,169
Common share issue cost finder shares	-	17,966	-
Common share issue costs	(7,821)	(77,750)	-

Net cash provided by financing activities	1,015,475	2,384,231	923,169

Effect of exchange rate changes on cash	3,196	41,713	75,766

(Decrease) increase in cash and cash equivalents	(307,026)	190,629	(1,626,246)
Cash and cash equivalents - beginning of year	529,331	338,702	1,964,948
Cash and cash equivalents - end of year	$222,305	$529,331	$338,702

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Consolidated Statements of Changes in Shareholders’ Equity

Expressed in US Dollars
	Shares	Share Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Deficit
	#	$	$	$	$

Balance – June 30, 2018	469,933,611	100,544,293	(100,744,927)	75,766	(124,868)

Private placement of common shares	37,145,696	2,444,015			2,444,015
Reclassification as warrant liability		(408,150)			(408,150)
Cost of issue of private placement of common shares		(77,750)			(77,750)
Cost of issue finder shares	337,714	17,966			17,966
Share-based compensation		651,692			651,692
Net loss for the year			(3,210,504)		(3,210,504)
Cumulative translation adjustment				41,713	41,713

Balance – June 30, 2019	507,417,021	103,172,066	(103,955,431)	117,479	(665,886)

Private placement of common shares	29,077,768	998,620			998,620
Reclassification as warrant liability		(261,090)			(261,090)
Cost of issue of private placement of common shares		(7,821)			(7,821)
Net loss for the year			(977,635)		(977,635)
Cumulative translation adjustment				3,196	3,196

Balance – June 30, 2020	536,494,789	103,901,775	(104,933,066)	120,675	(910,616)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

1.
Nature of Operations and Going Concern

NextSource Materials Inc. (the "Company" or “NextSource”) is incorporated under the laws of Canada and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower Suite 1940, Toronto, Ontario, Canada, M5X 2A2.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company has yet to generate any revenue from mining operations. The Company has yet to pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company, through a wholly owned foreign subsidiary, obtained a mining permit and environmental certificate for its Molo Graphite Project in Madagascar.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. The impact of COVID-19 on the Company has been limited since no exploration or development work was ongoing at the start of the pandemic. The Company was already setup to operate and communicate remotely through the internet although certain of our overseas staff and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Madagascar and in South Africa.

These consolidated financial statements were approved by the Board of Directors on September 22, 2020.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARLU (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of June 30, 2020, the Company had an accumulated deficit of $104,933,066 (June 30, 2019: $103,955,431) has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The Company has obtained a mining permit for the Molo Graphite project but has not secured all supporting permits and has not secured sufficient financing to begin construction. The Company has not commenced commercial operation of a mine. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies

Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).

Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These consolidated financial statements include the financial position, results of operations and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Significant accounting estimates, judgments and assumptions

To prepare consolidated financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could have an effect on the amounts recognized in the consolidated financial statements relate to the following:

Going concern: The preparation of the consolidated financial statements requires management to make judgments regarding the ability to continue as a going concern.

Share-based compensation: Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share-based payment expense along with the assumptions and model used for estimating fair value for share-based compensation transactions are disclosed in Note 10.

Derivative warrant liability: The Company measures the fair value of the derivative liability using an option pricing model. This estimate requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the warrant liability along with the assumptions and model used for estimating fair value are disclosed in Note 12.

Flow-Through Provision Estimates: The estimation of the value of the provision for the Part XII.6 taxes for the indemnification liability to subscribers of the flow-through shares issued in fiscal 2014 for the additional taxes payable to such subscribers related to the CEE renunciation shortfall that occurred in fiscal 2015 is based on applying a blended tax rate of approximately 35% against the CEE renunciation shortfall. The assumptions and calculations used for estimating the value attributed to the flow-through provision are disclosed in Note 13.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Significant accounting estimates, judgments and assumptions - continued

Deferred taxes: The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and deferred tax provisions or recoveries could be affected.

Cash equivalents

The Company considers cash equivalents to be cash and highly liquid investments with original maturities of three months or less.

Prepayments and deposits

The Company makes prepayments and deposits to suppliers of services. These are recognized as prepayments when made and recognized as expenses when received. Prepayments and deposits on assets that are long term in nature are recorded as long-term prepayments and deposits.

Financial instruments

Under IFRS 9, financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. Upon initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:
●
It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss;
●
Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of operations and comprehensive loss for the period. Financial assets classified at amortized cost and financial liabilities are measured at amortized cost using the effective interest method.

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition.

i. Financial assets recorded at FVTPL

Financial assets are classified as FVTPL if they do not meet the criteria of amortized cost or FVTOCI. Gains or losses on these items are recognized in profit or loss.

ii. Amortized cost

Financial assets classified as amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

The Company’s cash and cash equivalents and amounts receivable (excluding HST) are classified as financial assets measured at amortized cost.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Financial instruments (continued)

iii. Financial assets recorded at FVTOCI

Financial assets are recorded at FVTOCI when the change in fair value is attributable to changes in the Company’s credit risk.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

i. Amortized cost

Financial liabilities are measured at amortized cost, including borrowings, are initially measured at fair value, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the next carrying amount or initial recognition.

The Company’s accounts payable, accrued liabilities, short-term loan, lease obligations and provision do not satisfy any of the exemptions and are therefore classified as measured at amortized cost.

ii. Financial liabilities recorded FVTPL

Financial liabilities are classified as FVTPL if they do not fall into amortized cost as detailed above.

The Company’s warrant liability are classified as measured at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive loss.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Expected credit loss impairment model

The expected credit loss impairment model is based on changes in credit quality since initial application. Financial assets not measured at FVTPL are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition of the financial assets, the estimated future cash flows of the financial asset has been negatively impacted.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Financial instruments (continued)

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●
Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of June 30, 2020, and 2019, except for the warrant liability – which is a Level 3 financial instrument (see Note 12) - none of the Company’s financial instruments are recorded at fair value in the consolidated statements of financial position.

Reclassification of prior year expenditures

For the year ending June 30, 2020, the Company expanded the expenditure classifications on the Statement of Operations and Comprehensive Loss resulting in changes to the presentation of prior year expenditures for comparative purposes, whereby certain expenditures for the years ending June 30, 2019 and June 30, 2018 that were previously included in exploration and evaluation expenses, management and professional fees, and general and administrative expenses have been reclassified into other expenditures classifications.

Exploration and evaluation expenditures

Exploration and evaluation expenses include all costs relating to mineral property acquisition costs, exploration camp operating costs, local payroll and consultants in Madagascar and Mauritius, directly attributable overhead, exploration permits and licenses, technical services, exploration drilling, seismic, geological, geophysical and metallurgical studies, testing and sampling.

Once a mineral project has been established as being technically feasible and commercially viable, the related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Assessing commercial viability requires management to make certain judgments as to future events and circumstances, in particular whether an economically viable operation can be established. Any such judgments may change as new information becomes available. If after having capitalized the expenditure, a decision is made that recovery of the expenditure is unlikely, the amount capitalized is recognized in cost of sales in the consolidated statements of operations and comprehensive loss.

Capitalization of development expenditures ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Equipment is depreciated using the straight-line method based on estimated useful lives, once the assets are available for use. The estimated useful lives, residual values and depreciation method are reviewed at each reporting period, with the effect of any changes in estimates accounted for on a prospective basis. The useful lives of the equipment are as follows:

●  Exploration vehicles and equipment     3 to 5 years
●  Right of use asset                                  4 years

The carrying values of equipment are reviewed for impairment at each reporting period and when events or changes in circumstances indicate that the carrying values may not be recoverable. Gains and losses on disposals are determined by comparing net proceeds with carrying amounts.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized as financing expense. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognized but are disclosed where an inflow of economic benefits is probable.

Warrant liabilities

The Company issued share purchase warrants with an exercise price denominated in a currency other than its functional currency. As a result, the warrants are no longer considered solely indexed to the Company’s common shares and are classified as financial liabilities and recorded at the estimated fair value at each reporting date using Level 3 inputs on the financial instrument hierarchy. The Company records the change in fair value of the warrant liability as a component of other income and expense on the statement of operations and comprehensive loss.

Environmental rehabilitation and asset retirement obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and charged to expenses as an exploration cost, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

The Company’s operations are subject to environmental regulations in Madagascar. As at the date of these financial statements, the Company did not have any environmental rehabilitation obligations and had no asset retirement obligations.

Share-based compensation

The Company operates a stock option plan, which measures equity-settled share-based payments to eligible participants at the fair value of the equity instruments at the grant date. Eligible participants are the Company’s directors, officers, employees and consultants. Broker warrants may also be issued in connection with financings.

The fair value of share-based compensation is determined at the date of grant using the Black-Scholes option valuation model. Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where this fair value cannot be measured reliably, in which case they are measured at the fair value of the equity instruments granted, as at the date the Company obtains the goods or the counterparty renders the service. The fair value of the share-based compensation is only re-measured if there is a modification to the terms of the instrument, such as a change in exercise price or legal life. The fair value of the share-based compensation is recognized as an expense over the expected vesting period with a corresponding entry to shareholders’ equity.

Foreign currencies

The presentation and functional currency of the Company is the US dollar. The Company has primarily expended its cash on international exploration projects and historically generated its equity funding in US dollars. The Company expects to sell graphite priced in US dollars once the Molo Graphite Project achieves production.

The Company offices are in Canada and the Company expends a portion of its payroll, professional and general and administrative costs in Canadian dollars, which are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

The functional currency of the Mauritius subsidiaries is the United States dollar.

The functional currency of the Madagascar subsidiaries is the Madagascar Ariary. Transfers of cash from the Company to its subsidiaries is typically completed using US dollars. All Ariary transactions are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Foreign currencies (continued)

For the purpose of presenting consolidated financial statements, the subsidiary companies assets and liabilities are expressed in United States dollars using the prevailing exchange rates at the end of the reporting period. Any exchange differences that arise are recognized in other comprehensive income and cumulative translation adjustment in equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the operation’s functional currency are recognized in the consolidated statement of operations and comprehensive loss.

The series of loans made to the subsidiary companies are considered part of the parent company’s net investment in a foreign operation as the Company does not plan to settle these balances in the foreseeable future. As a result of this assessment, the unrealized foreign exchange gains and losses on the intercompany loans are recorded through comprehensive loss. If the Company determined that settlement of these amounts was planned or likely in the foreseeable future, the resultant foreign exchange gains and losses would be recorded through profit or loss.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed, using the treasury stock method, to show the potential reduction in earnings per share that would occur if dilutive securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Accounting standards adopted during the period

The Company adopted IFRS 16, Leases (‘‘IFRS 16’’) with the date of initial application of July 1, 2019. Comparative information has not been restated and continues to be reported under IAS 17, Leases (‘‘IAS 17’’) (the accounting standard in effect for those periods).

Policy applicable from July 1, 2019:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

●
The contract involves the use of an explicitly or implicitly identified asset;
●
The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;
●
The Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the plant and equipment line item on the consolidated statement of financial position and lease liabilities in the lease obligations line item on the consolidated financial position.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the consolidated statements of operations and comprehensive loss.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

3.
Mineral Exploration Properties

The Company has not capitalized any acquisition and exploration costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary GRAMAD. GRAMAD has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have PR 3432 converted into a mining permit. On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) (the Madagascar Environment Ministry) during fiscal 2018. On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from ONE.

Application for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

3.
Mineral Exploration Properties – continued

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the BCMM pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary MINMAD. MINMAD has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of June 30, 2020, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

4.
Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Exploration and Evaluation Expenses	Madagascar	Canada	Total
	$	$	$
Year ended June 30, 2020	153,440	6,624	160,064
Year ended June 30, 2019	223,289	15,469	238,758
Year ended June 30, 2018	356,899	14,856	371,755

Cash and Cash Equivalents	Madagascar	Canada	Total
	$	$	$
As of June 30, 2020	14,054	208,251	222,305
As of June 30, 2019	54,701	474,630	529,331
As of June 30, 2018	17,958	320,744	338,702

5.
Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$

Metallurgical evaluation	-	18,863	107,185
Mineral claims (Canada)	6,623	15,469	14,856
Mineral claims (Madagascar)	143,954	121,844	227,280
Local and camp expenses (Madagascar)	9,487	82,582	22,434
Total exploration and evaluation expenses	160,064	238,758	371,755

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

6.
Professional and Legal Fees

Professional and legal fees include accounting, auditor and lawyer fees.

The following is the breakdown by nature of the expenses:
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Accounting fees	29,778	20,141	3,475
Auditor fees	36,129	23,760	27,247
Tax advisory fees	22,140	67,810	9,095
Legal fees	29,344	239,366	502,463
Offshore management fees	7,350	-	-
Total professional and legal fees	124,741	351,077	542,280

7.
Plant and Equipment

Additions to Plant and Equipment include $24,164 of transitional adjustments for the recognition of leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar upon the Company’s adoption of IFRS 16 on July 1, 2019 (see Note 2).

The Company owns metallurgical testing equipment and several vehicles in Madagascar that were previously used for exploration purposes that have no carrying values.

	Plant	Equipment	Total
	$	$	$

Balance as of June 30, 2018	-	-	-

Balance as of June 30, 2019	-	-	-

Additions	24,164	-	24,164
Amortization	(6,053)	-	(6,053)
Balance as of June 30, 2020	18,111	-	18,111

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

8.
Lease obligations

The Company is party to a number of contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation.

Leases under IFRS 16 (from July 1, 2019)

The following table sets out the carrying amounts of right-of-use assets recognized upon adoption of IFRS 16 that are included in plant and equipment in the consolidated statement of financial position and the movements during the year:

	Property	Plant	Equipment	Total
	$	$	$	$

As of July 1, 2019	-	-	-	-

Adoption of IFRS 16	-	24,164	-	24,164
Amortization of right of use assets	-	(4,810)	-	(4,810)
Foreign exchange	-	(3,336)	-	(3,336)
As of June 30, 2020	-	16,018	-	16,018

The following table sets out the lease obligations included in the consolidated statements of financial position:

	Property	Plant	Equipment	Total
	$	$	$	$

Current portion of lease obligations	-	5,339	-	5,339
Long-term lease obligations	-	10,679	-	10,679
Total lease obligations	-	16,018	-	16,018

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Property	Plant	Equipment	Total
	$	$	$	$

Within 1 year	-	6,589	-	6,589
Between 2 - 3 years	-	13,178	-	13,178
Total undiscounted lease obligations	-	19,767	-	19,767

The Company recognized rent expense relating to short-term leases of $19,111 and interest expense on lease obligation of $1,779 in the consolidated statements of operations and comprehensive loss with respect to leases.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

9.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2020, the Company had 536,494,789 common shares issued and outstanding (June 30, 2019: 507,417,021).

The Company issued the following common shares during the year ended June 30, 2020:

(a)
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,620 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each full warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. The share issue costs consisted of private placement listing fees paid to the exchange.

The Company issued the following common shares during the year ended June 30, 2019:

(a)
On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs included cash finder’s fees totaling $16,905, the issuance of 337,714 common shares valued at $17,966 and the issuance of 123,000 common share purchase warrants valued at $3,272 with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. Other share issue costs were $8,015.

(b)
On March 7, 2019, the Company closed a non-brokered private placement offering of 16,086,426 common shares at a price of $0.08 (CAD$0.11) per common share for aggregate gross proceeds of $1,323,630 (CAD$1,769,507). The share issue costs included cash finder’s fees totaling $24,062 (CAD$35,300). Other share issue costs were $6,999 and legal fees were $3,803.

The Company issued the following common shares during the year ended June 30, 2018:

(a)
On September 30, 2017, the Company issued 1,500,000 common shares upon the exercise of 1,500,000 common share purchase warrants for gross proceeds of $105,000. There were no issue costs.

(b)
On February 1, 2018, the Company issued 6,437,900 common shares upon the exercise of 6,437,900 common share purchase warrants for gross proceeds of $708,169. There were no issue costs.

(c)
On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000. There were no issue costs.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

10.
Stock Options

The Company’s stock option plan is restricted to a maximum of 10% of the issued and outstanding common shares. Under the stock option plan, the Company may grant stock options to directors, officers, employees and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

The Black-Scholes option valuation model is used to determine the fair value of stock option grants based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2020, the Company had 36,250,000 stock options issued and outstanding (June 30, 2019: 40,670,000) with a weighted average expiration of 2.28 years (June 30, 2019: 3.0 years), which are exercisable into 36,250,000 common shares (June 30, 2019: 40,670,000) at a weighted average exercise price of $0.067 (June 30, 2019: $0.08). All stock options that are currently outstanding vested on the grant date.

The following is a schedule of the outstanding stock options for the year ended June 30, 2020:

Grant Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2019	Options Granted (Expired or Cancelled)	Options Exercised	Balance Outstanding June 30, 2020
July 3, 2014	July 3, 2019	USD $0.15	1,150,000	(1,150,000)	-	-
February 26, 2015	February 26, 2020	USD $0.20	2,870,000	(2,870,000)	-	-
December 22, 2015	December 22, 2020	USD $0.06	6,700,000	(400,000)	-	6,300,000
June 9, 2017	June 9, 2022	USD $0.07	18,100,000	-	-	18,100,000
March 26, 2019	March 26, 2024	CAD $0.10	11,850,000	-	-	11,850,000
Total Outstanding			40,670,000	(4,420,000)	-	36,250,000

The following is a continuity schedule of the Company's outstanding common stock purchase options:

	Weighted-Average Exercise Price $	Number of Stock Options #
Outstanding as of June 30, 2017	USD $0.11	44,470,000
Granted	-	-
Exercised	-	-
Expired/cancelled	USD $0.18	(6,840,000)
Outstanding as of June 30, 2018	USD $0.09	37,630,000
Granted	CAD $0.10	11,850,000
Exercised	-	-
Expired/cancelled	USD $0.09	(8,810,000)
Outstanding as of June 30, 2019	USD $0.08	40,670,000
Granted	-	-
Exercised	-	-
Expired/cancelled	USD $0.174	(4,420,000)
Outstanding as of June 30, 2020	USD $0.067	36,250,000

The Company did not grant any stock options during the year ended June 30, 2020.

The Company granted the following stock options during the year ended June 30, 2019:

(a)
On March 26, 2019, the Company granted 11,850,000 stock options exercisable at a price of CAD$0.10 for a period of five years. The share price on the grant date was CAD$0.10. The stock options were valued at $651,692 using the Black-Scholes pricing model based on a risk-free rate of 1.66% and volatility of 97%. These stock options vested on the grant date.

The Company did not grant any stock options during the year ended June 30, 2018.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

11.
Warrants

The Company has issued common share purchase warrants as part of equity private placements.

The Black-Scholes option valuation model is used to determine the fair value of warrants issued based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2020, the Company had 25,191,522 common share purchase warrants issued and outstanding (June 30, 2019: 10,652,636) with a weighted average expiration of 0.82 years (June 30, 2019: 1.1 years), which are exercisable into 25,191,522 (June 30, 2019: 10,652,636) common shares at a weighted average exercise price of $0.07 (June 30, 2019: $0.08). All warrants that are currently outstanding vested on the issue date.

The following is a schedule of the outstanding common stock purchase warrants for the year ended June 30, 2020:

Issue Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2019	Warrants Granted (Expired)	Warrants Exercised	Balance Outstanding June 30, 2020
August 17, 2018	August 17, 2020	CAD $0.10	10,652,636	-	-	10,652,636
October 25, 2019	October 25, 2021	CAD $0.09	-	14,538,886	-	14,538,886
Total Outstanding			10,652,636	14,538,886	-	25,191,522

The following is the continuity schedule of the Company's common share purchase warrants:

	Weighted-Average Exercise Price $	Number of Warrants #
Outstanding as of June 30, 2017	USD $0.11	30,521,256
Issued	-	-
Expired	USD $0.11	(18,083,356)
Exercised	USD $0.10	(8,937,900)
Outstanding as of June 30, 2018	USD $0.14	3,500,000
Issued	CAD $0.10	10,652,636
Expired	USD $0.14	(3,500,000)
Exercised	-	-
Outstanding as of June 30, 2019	USD $0.08	10,652,636
Issued	CAD $0.09	14,538,886
Expired	-	-
Exercised	-	-
Outstanding as of June 30, 2020	USD $0.07	25,191,522

The Company issued the following common share purchase warrants during the year ended June 30, 2020:

(a)
On October 25, 2019, the Company closed a non-brokered private placement offering of 29,077,768 units at a price of $0.034 (CAD$0.045) per unit for aggregate gross proceeds of $998,619 (CAD$1,308,500). Each unit consisted of one common share and one-half common share purchase warrant, with each full warrant exercisable into one common share at an exercise price of $0.07 (CAD$0.09) for a period of two years. The share issue costs consisted of private placement listing fees paid to the exchange.

The Company issued the following common share purchase warrants during the year ended June 30, 2019:

(a)
On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs included cash finder’s fees totaling $16,905, the issuance of 337,714 common shares valued at $17,966 and the issuance of 123,000 common share purchase warrants valued at $3,272 with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

The Company did not issue any common share purchase warrants during the year ended June 30, 2018.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability

The warrants issued on August 17, 2018 as part of the units as described in notes 9 and 11 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for warrants expiring on August 17, 2020 was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of August 17, 2018 (issue date)	408,150
Exercise price	USD$0.076
Share price on measurement date	CAD$0.09
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	(73,532)
As of June 30, 2019	334,618
Exercise price	USD$0.076
Share price on measurement date	CAD$0.10
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
Change in fair value	(327,537)
As of June 30, 2020	7,081
Exercise price	USD$0.073
Share price on measurement date	CAD$0.04
Risk free rate	0.20%
Expected volatility	162%
Expected dividend yield	Nil
Expected life (in years)	0.13

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability (continued)

The warrants issued on October 25, 2019 as part of the units as described in notes 9 and 11 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability for the warrants expiring on October 25, 2021 was estimated using the following model inputs on the following valuation dates:

Warrant Liability $
As of October 25, 2019 (issue date)	261,090
Exercise price	USD$0.069
Share price on measurement date	CAD$0.05
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2
Change in fair value	(59,403)
As of June 30, 2020	201,687
Exercise price	USD$0.064
Share price on measurement date	CAD$0.04
Risk free rate	0.25%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	1.32

13.
Provision and Contingent Liability

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the year ended June 30, 2019, there were $Nil adjustments to the provision balance. During the year ended June 30, 2020, the provision was adjusted due to foreign exchange fluctuations to $174,418.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

14.
Capital Management

There were no changes in the Company's approach to capital management during the year ended June 30, 2020.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration or development stage and the Company has yet to generate any revenue from mining operations, as such the Company is dependent on external financing to fund its exploration and evaluation activities and its operating expenditures. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

As at June 30, 2020, the Company had a working capital deficit of $918,048 (June 30, 2019: deficit of $665,886).

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

15.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.

The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As at June 30, 2020, the Company expects to access public debt and equity capital markets for financing over the next 12 months in order to initiate construction of its Molo Graphite Project in Madagascar and to satisfy working capital requirements. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available.

As at June 30, 2020, the Company had cash and cash equivalents of $222,305 (June 30, 2019: $529,331) to settle current liabilities of $1,173,376 (June 30, 2019: $1,279,289). As a result, the Company is currently exposed to liquidity risk.

Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due. Other than accounts payable, which are due within 30 days, and the warrant liabilities, which will be fully expensed by October 2021, none of the Company’s obligations have contractual maturities.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

16.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the year ended June 30, 2020, 2019 and 2018.:
	For the year ended	For the year ended	For the year ended
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Management payroll	381,777	439,175	453,109
Management fees	331,682	335,045	353,643
Share based compensation	-	640,692	-
Total	713,459	1,414,912	806,752

The following key management related party balances existed as of June 30, 2020, June 30, 2019 and June 30, 2018:
	As at	As at	As at
	June 30, 2020	June 30, 2019	June 30, 2018
	$	$	$
Prepaid payroll to officers of the Company	-	26,568	26,632
Accounts payable due to officers of the Company	86,685	16,400	16,400
Accrued liabilities due to officers of the Company	54,727	-	-

17.
Short-Term Debt

As of June 30, 2020, the Company had CAD $40,000 outstanding in its Canada Emergency Business Account, which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby CAD $10,000 of principal will be forgiven if CAD $30,000 of principal is repaid before December 31, 2022. The Company intends to repay CAD $30,000 of principal by September 30, 2020 and therefore recognized a fair market value balance of $22,115 as of June 30, 2020. As of June 30, 2019, the Company did not have any outstanding long-term debt, loans or credit facilities.

18.
Income Taxes

Below is a reconciliation of the income tax provision, calculated using the combined Canadian federal and provincial statutory income tax rate of 26.5%.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

18.
Income Taxes (Continued)

	June 30, 2020	June 30, 2019
Net Loss	(977,635)	(3,210,504)
Statutory rate	26.5%	26.5%

Expected income tax recovery	(259,073)	(850,784)
Other adjustments	22,553	24,585
Share issuance costs booked to equity	(2,070)	(21,471)
Non-deductible expenses	(102,150)	153,893
Utilization of losses not previously recognized	-	-
Change in tax benefits not recognized	340,740	693,777
Income tax recovery	-	-

Deferred Tax

Deferred tax is recognized as a result of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding income tax values. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom:

	June 30, 2020	June 30, 2019
Plant and equipment	188,980	188,980
Share issue costs	128,300	219,290
Canadian capital losses carry-forward	53,000	53,000
Canadian non-capital losses carry-forward	23,419,560	22,069,720
Canadian exploration and development tax pools	4,198,270	4,191,650
Non-Canadian losses	1,316,520	1,215,070
Deferred tax assets	29,304,630	27,937,710

The plant and equipment deductible temporary differences may be carried forward indefinitely. Share issue costs will be fully amortized in 2024. The Canadian capital loss carry-forward may be carried forward indefinitely but can only be used to reduce capital gains. The Canadian non-capital loss carry-forward expires as noted in the table below. Non-Canadian losses will expire in 2024.

2027	$833,560
2028	808,270
2029	817,410
2030	1,382,860
2031	1,948,650
2032	2,491,120
2033	2,077,470
2034	2,528,580
2035	2,013,770
2036	1,448,930
2037	1,837,300
2038	2,104,660
2039	1,777,140
2040	1,349,840
$23,419,560

NextSource is treated as a United States corporation for United States federal income tax purposes and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, NextSource is treated as a Canadian resident company for Canadian income tax purposes. As a result, NextSource is subject to taxation both in Canada and the United States.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2020 and 2019

Expressed in US Dollars

19.
Subsequent Events

On July 2, 2020, the Company completed a non-brokered private placement of 61,578,783 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,572 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs. As at June 30, 2020, the Company had received share subscriptions received in advance totaling $68,411.

On August 24, 2020, the Company announced that management has agreed to a plan to defer their monthly compensation payments by up to 30 percent and until total project financing has been secured. The Company also announced its intention to implement a Performance Share Units (“PSU”) plan for management.